Exhibit 4.5

BVI BUSINESS COMPANY

SHARE CERTIFICATE

Share Certificate No. [ ]

Number of Share(s): [ ]

Mkango Rare Earths Limited

BC # 1423524

Incorporated in the Territory of the British Virgin Islands

This is to certify that **[ ]** is the registered holder of **[ ] common shares** without par value each in **Mkango Rare Earths Limited**, subject to the Memorandum and Articles of Association.

DATED this [ ] day of [ ], 202[ ]

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Director